Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: April 24, 2014

Hudbay Files Notice of Change; Offer for Augusta Remains Open until May 5, 2014

Toronto, Ontario, April 24, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) announced today that it has filed a notice of change of information relating to its offer to acquire all of the outstanding common shares of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay for consideration per Augusta share of 0.315 of a Hudbay common share (the “Offer”). The notice of change updates the unaudited pro forma financial statements and summary financial information in the offer and take-over bid circular, as previously amended, to reflect the most recently reported financial results of Hudbay and Augusta.

The Offer continues to be open for acceptance until 5:00 p.m. (Toronto time) on May 5, 2014 (the “Expiry Time”).

Hudbay will not extend the Offer beyond the Expiry Time unless, at or by that date, the remaining conditions to the Offer have been satisfied or waived, including the condition that Augusta’s shareholder rights plan has been waived, invalidated or cease-traded. On April 14, 2014, Hudbay applied to the British Columbia Securities Commission to cease trade Augusta’s shareholder rights plan prior to the Expiry Time and a hearing has been scheduled for April 29, 2014.

How to Tender

If you have already deposited your Augusta shares to the Offer you should not withdraw your shares. Hudbay encourages Augusta shareholders to read the full details of the Offer set forth in the takeover bid circular and accompanying offer documents, as amended, including the notices of variation, extension and change mailed to Augusta shareholders in accordance with applicable securities laws (collectively, the “Offer Documents”), which contain detailed instructions on how Augusta shareholders can tender their Augusta common shares to the Offer. The Offer Documents have been filed with the Canadian and U.S. securities regulatory authorities and are available for review on their respective websites at www.sedar.com and www.sec.org.

For assistance in depositing Augusta common shares to the Offer, Augusta shareholders should contact the depositary for the Offer, Equity Financial Trust Company at 1-866-393-4891 (North American Toll Free) or 416-361-0930 ext. 205 (outside North America), or by email at corporateactions@equityfinancialtrust.com or the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com.

About the Offer

The Offer is for all of the issued and outstanding common shares of Augusta not already owned by Hudbay, including any common shares of Augusta that may become issued and outstanding after the date of the Offer but before 5:00 p.m. (Toronto time) on May 5, 2014 upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any common shares of Augusta or other securities of Augusta, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. Hudbay currently owns 23,058,585 common shares of Augusta, representing approximately 16% of the issued and outstanding common shares of Augusta.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 5, 2014. The Offer is subject to customary conditions, including no material adverse change in Augusta and Augusta’s shareholder rights plan being waived, invalidated or cease-traded. The Offer is not subject to the approval of Hudbay’s shareholders, is not subject to any financing or due diligence conditions and is not subject to a minimum number of shares having been deposited and not withdrawn. Hudbay has received early termination of the waiting period under the Hart-Scott-Rodino Act in the United States, and conditional TSX and NYSE approvals. No Augusta shares can be taken up under the Offer until the remaining conditions have been satisfied or waived.

The full details of the Offer are set out in the Offer Documents, which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (including the hearing by the British Columbia Securities Commission of our application to cease trade Augusta’s shareholder rights plan). Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure and that all conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay shares, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For shareholder inquiries, please contact Kingsdale Shareholder Services:

1-866-229-8874 (North American Toll Free Number)

1-416-867-2272 (Outside North America)

contactus@kingsdaleshareholder.com

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbayminerals.com